Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-171843

January 25, 2011

Family Dollar Stores, Inc.

Pricing Term Sheet

January 25, 2011

5.00% Senior Notes due 2021

Issuer:	Family Dollar Stores, Inc.

Expected Ratings (Moody’s / S&P)*:	Baa3 / BBB-

Type of Transaction:	SEC-Registered

Trade Date:	January 25, 2011

Expected Settlement Date:	January 28, 2011 (T+3)

Size:	$300,000,000

Maturity Date:	February 1, 2021

Coupon (Interest Rate):	5.00% per annum

Price to Public:	99.494%

Yield to Maturity:	5.065%

Spread to Benchmark Treasury:	+175 basis points

Benchmark Treasury:	2.625% due November 15, 2020

Benchmark Treasury Yield:	3.315%

Interest Payment Dates:	February 1 and August 1, commencing August 1, 2011

Optional Redemption	T + 30 basis points

CUSIP / ISIN:	307000 AA7 / US 307000AA72

Joint Book-Running Managers:	Morgan Stanley & Co. Incorporated Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC

Co-Managers	BB&T Capital Markets, a division of Scott & Stringfellow, LLC U.S. Bancorp Investments, Inc. Fifth Third Securities, Inc. Morgan Keegan & Company, Inc.

*Note: A Security rating is not a recommendation to buy, sell or hold securities, and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering can arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.